SHIELDWISE, INC.
1149 Timber Pass
Mundelein, IL 60060

Shieldwise, Inc.
Financial Statements
For the Year Ended December 31, 2025
Together with
Independent Accountant's Review Report

Including:

- Independent Accountant's Review Report
- Statement of Profit & Loss
- Statement of Shareholder's Equity
- Balance Sheet
- Statement of Cash Flows
- Notes to Financial Statements

Prepared by:
Mega-Pol Taxes & Accounting, Inc.
Palatine, IL 60074
Date of the Report: July 22nd, 2026

MEGA-POL
Taxes&Accounting Inc.

670 E. Northwest Hwy, Palatine, IL 60074
Phone: 847-221-5377, Fax: 773-905-7028

Independent Accountant's Review Report

To the Management of **SHIELDWISE, INC.**

Palatine, Illinois

We have reviewed the accompanying financial statements of **SHIELDWISE, INC.**, which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements of Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of **SHIELDWISE, INC.,** and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mega-Pol Taxes & Accounting, Inc.

Palatine, Illinois

July 22nd 2026

SHIELDWISE, INC.

Profit & Loss

January 1st through December 31st, 2025

	Jan - Dec 25
Ordinary Income/Expense	
Expense	
Office Supplies	2,450.00
Professional Fees	150.00
Total Expense	2,600.00
Net Ordinary Income	-2,600.00
Net Income	**-2,600.00**

Statement of Shareholder's Equity

January 01st through December 31st, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Equity
Balances at Januray 01st, 2025	0.00	0.00	-2650.00	-2650.00
Shareholder Contributions	0.00	12153.00	0.00	12153.00
Add: Net Income/Loss 2025	0.00	0.00	-2600.00	6903.00
Less: Dividends	0.00	0.00	0.00	0.00
Balances at December 31st, 2025	0.00	12153.00	-5250.00	6903.00

Balance Sheet as of December 31st, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
Cash	4,900.00
Chase Bank	2,003.00
Total Checking/Savings	6,903.00
Total Current Assets	6,903.00
TOTAL ASSETS	**6,903.00**
LIABILITIES & EQUITY	
Equity	
Additional Paid-in Capital	12,153.00
Retained Earnings	-5,250.00
Total Equity	6,903.00
TOTAL LIABILITIES & EQUITY	**6,903.00**

See Independent Accountant's Review Report

SHIELDWISE, INC.

Statement of Cash Flows

January 01st through December 31st, 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-2,600.00
Adjustments to reconcile Net Income to net cash provided by operations:	
Cash Overdraft	-2,650.00
Net cash provided by Operating Activities	-5,250.00
FINANCING ACTIVITIES	
Additional Paid-in Capital	12,153.00
Net cash provided by Financing Activities	12,153.00
Net cash increase for period	6,903.00
Cash at end of period	**6,903.00**

See Independent Accountant's Review Report

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

Note 1 – Organization and Nature of Operations

SHIELDWISE, INC., was incorporated in the State of Illinois. SHIELDWISE, INC had no revenue during the year ended December 31, 2025. Operating activity for the year consisted of $2,450 in office supplies expense and a $150 professional fee.

Note 2 – Basis of Presentation

The financial statements have been prepared in accordance with **accounting principles generally accepted in the United States of America (U.S. GAAP)**.

Note 3 – Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash consists of cash on hand of **$4,900** and cash maintained in a Chase business checking account of **$2,003**, for total cash of **$6,903** as of December 31, 2025.

Revenue Recognition
SHIELDWISE, INC had no revenues during 2025.

Expenses
Operating expenses were recognized when incurred. Total expenses for the year amounted to **$2,600**.

Income Taxes
SHIELDWISE, INC is taxed as a corporation. No provision for income taxes has been recorded due to the net loss and lack of taxable income.

Note 4 – Additional Paid-in Capital

During 2025, the shareholder contributed capital to fund the Company's organizational and operating activities. As of December 31, 2025, Additional Paid-in Capital totaled **$12,153**.

Note 5 – Related-Party Transactions

SHIELDWISE, INC had no related-party transactions during the year.

Note 5 – Commitments and Contingencies

SHIELDWISE, INC established a Chase Business Unlimited credit card account during 2025. There were no transactions or outstanding balances on the credit card as of December 31, 2025 and company did not have any commitments, obligations, or contingencies as of December 31, 2025.

Note 6 – Subsequent Events

Management has evaluated subsequent events through **March 31st, 2026**, the date the financial statements were available to be issued.

In **February 2026**, the Company successfully completed an external fundraising round through the Wefunder platform and received **$55,996.80** in funding. Management believes these proceeds provide additional working capital to support the Company's initial business operations.

The Company commenced business operations in **February 2026**.

Beginning in **March 2026**, the Company entered into a **month-to-month operating lease** for office space with monthly rental payments of **$481.81**.

Management concluded that no other subsequent events requiring adjustment to or disclosure in the accompanying financial statements were identified.

See Independent Accountant's Review Report

SHIELDWISE, INC.
1149 Timber Pass
Mundelein, IL 60060
FEIN: 33-1967390

MANAGEMENT REPRESENTATION LETTER

CPA Review Report Date: July 22nd, 2026

To: Mega-Pol Taxes & Accounting, Inc.

This letter is provided in connection with your review of the financial statements of SHIELDWISE, INC., which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing limited assurance that you are not aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

We confirm that to the best of my knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves as of July 22nd, 2026:

Financial Statements

1. We have fulfilled our responsibilities, as set out in the terms of the review engagement dated July 22nd, 2026, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.

2. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due fraud or error.

3. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and defect fraud.

4. We are not aware of any related party relationships and transactions have not been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

5. We have evaluated all subsequent events occurring after December 31, 2025, through **March 31, 2026**, the date the financial statements were available to be issued. We have disclosed to you all events occurring during that period that require adjustment to, or

disclosure in, the financial statements in accordance with accounting principles generally accepted in the United States of America.

Information Provided

6. We have provided you with:
   a. Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation, and other matters;
   b. Additional information that you have requested from us for the purposes of the review, and

7. All transactions have been recorded in the accounting records and are reflected in the financial statements.

8. We have no knowledge of any fraud or suspected fraud affecting the entity and involves:
   a. Management
   b. Employees who have significant roles in internal control; or
   c. Others where the fraud could have a material effect on the financial statements.

9. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the entity's financial statements communicated by employees, analysts, regulators, or others.

10. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing financial statements.

Ali Hosseinzadeh – President

____

Signature & Date

Taxes&Accounting Inc.

670 E. Northwest Hwy, Palatine, IL 60074
Phone: 847-221-5377, Fax: 773-905-7028

REVIEW ENGAGEMENT LETTER

SHIELDWISE, INC.
1149 Timber Pass
Mundelein, IL 60060
FEIN: 33-1967390

This letter confirms our understanding of the terms and objectives of our engagement and the nature and limitations of the services we will provide. We will perform a „**REVIEW" of the financial statements of SHIELDWISE, INC.**, which comprise the balance sheet as of **Decemebr 31st, 2025** and the related statements of income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

Our Responsibilities

The objective of our engagement is to:

a. Prepare financial statements in accordance with accounting principles generally accepted in the United States of America based on information provided by you; and

b. Obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for the statements to be in accordance with accounting principles generally accepted in the United States of America.

We will conduct our engagement in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee of the AICPA and comply with the AICPA's Code of Professional Conduct, including the ethical principles of integrity, objectivity, professional competence, and due care.

A review includes primarily applying analytical procedures to your financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. A review does not contemplate obtaining an understanding of the entity's internal control; assessing fraud risk; tests of accounting records by obtaining sufficient appropriate audit evidence through inspection, observation, confirmation, or the examination of source documents; or other procedures ordinarily performed in an audit. **Accordingly, we will not express an opinion regarding the financial statements.**

Our engagement cannot be relied upon to identify or disclose any financial statement misstatements, including those caused by error or fraud, or to identify or disclose any wrongdoing within the entity or noncompliance with laws and regulations. However, we will inform the appropriate level of management of any material errors, and of any evidence or information that comes to our attention during the performance of our review procedures that indicates fraud may have occurred. In addition, we will report to you any evidence or information that comes to our attention during the performance of our review procedures regarding noncompliance with laws and regulations that may have occurred, unless they are clearly inconsequential.

Your Responsibilities

The engagement to be performed is conducted on the basis that management acknowledges and understands that our role is to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America and to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for the statements to be in accordance with accounting principles generally accepted in the United States of America. You will have the following overall responsibilities that are fundamental to our undertaking the engagement in accordance with SSARS:

a. The selection of accounting principles generally accepted in the United States of America as the financial reporting framework to be applied in the preparation of the financial statements.

b. The preparation and fair presentation of financial statements in accordance with accounting principles generally accepted in the United States of America.

c. The design, implementation, and maintenance of internal control are relevant to the preparation and fair presentation of the financial statements.

d. The prevention and detection of fraud.

e. To ensure that the entity complies with the laws and regulations applicable to its activities.

f. To make all financial records and related information available to us.

g. The accuracy and completeness of the records, documents, explanations, and other information, including significant judgments, you provide to us for the engagement to prepare financial statements.

h. To provide us with unrestricted access to people within the entity of which we determine it necessary to make inquiries.

i. To provide us, at the conclusion of the engagement, with a letter that confirms certain representations during the review.

You are also responsible for all management decisions and responsibilities and for designating an individual with suitable skills, knowledge, and experience to oversee our preparation of your financial statements. You are responsible for evaluating the adequacy and results of services performed and accepting responsibility for such services.

Our Report

We will issue a written report upon completion of our review of **SHIELDWISE, INC** company's financial statements. Our report will be addressed to the board of directors of **SHIELDWISE, INC**. We cannot provide assurance that an unmodified accountant's review report will be issued. Circumstances may arise in which it is necessary for us to report known departures from accounting principles generally accepted in the United States of America, add an emphasis-of-matter or other-mater paragraph(s), or withdraw from the engagement. If, for any reason, we are unable to complete the review of your financial statements, we will not issue a report on such statements as a result of this engagement.

Other Relevant Information

Our fees for these services is $800.00 (eight hundred and 00/100 dollars), payable upon completion of our engagement.

You agree to hold us harmless and to release, indemnify, and defend us from any liability or costs, including attorney's fees, resulting from management's knowing misinterpretations to us.

Please, sign and return the attached copy of this letter to indicate your acknowledgement of, and agreement with, the arrangements for our engagement to prepare the financial statements described herein and to perform a review of those same financial statements and our respective responsibilities.

Sincerely yours,

[Signature of accountant or accountant's firm]

Acknowledged and agreed on behalf of **SHELDWISE, INC** by:

[Name, title, and date]